UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Yield announces withdrawal of proposed offering of senior notes

November 20, 2018 – Atlantica Yield Plc (“Atlantica Yield,” NASDAQ: AY) announced today that it has decided not to proceed with the previously announced offering of $300 million in aggregate principal amount of senior notes (the “Notes”) in response to broader market conditions.

This press release is for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, any Notes, existing notes or other securities in any jurisdiction in which, or to any person to whom, such an offer, sale, or solicitation is unlawful.

About Atlantica Yield

Atlantica Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation and electric transmission assets in North America, South America and certain markets in EMEA (Spain, Algeria and South Africa). We focus on providing a predictable and growing quarterly dividend or yield to our shareholders.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to certain risks, uncertainties and assumptions and typically can be identified by the use of words such as “expect,” “estimate,” “should,” “believe” and similar terms. Although Atlantica Yield believes that the expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially.

Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally, whether Atlantica Yield will consummate the offering, the anticipated terms of the Notes and the anticipated use of proceeds.

Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The foregoing review of factors that could cause Atlantica Yield’s actual results to differ materially from those contemplated in the forward-looking statements included in this news release should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings, or the filings of Atlantica Yield plc, with the Securities and Exchange Commission at www.sec.gov.

Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis E-mail: ir@atlanticayield.com	Leire Perez Tel: +44 20 3499 0465 E-mail: ir@atlanticayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer
Date: November 20, 2018